UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ASCENT INDUSTRIES CO.
(Exact name of registrant as specified in its charter)

Delaware	0-19687	57-0426694
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 N. Martingale Rd, Suite 430, Schaumburg, Illinois		60173
(Address of principal executive offices)		(Zip Code)

Kimberly Portnoy
630-884-9181
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD, a Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available on our corporate website at ascentco.com under “Investor Info,” "SEC Filings," "All SEC Filings." The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources identified by our suppliers as being contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf by the undersigned hereunto duly authorized.

ASCENT INDUSTRIES CO.

Dated: June 2, 2025	By: /s/ Kimberly Portnoy
Kimberly Portnoy
General Counsel